UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to Shareholders- Payment of Dividends and Interest on Own Capital” dated on October 17, 2011.

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS AND INTEREST ON OWN CAPITAL

I - PAYMENT OF DIVIDENDS AND INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. (current denomination of Telecomunicações de São Paulo S.A. –Telesp) (“Company”) hereby informs to shareholders, that will be carried out starting on November 3, 2011 the payment of Dividends approved in the General Shareholders’ Meeting of the Company held on March 18, 2011 and Interest on Own Capital and Interim Dividends deliberated in its Board of Directors’ Meeting held on September 13, 2011, as described below:

(i) 2010 DIVIDENDS APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON MARCH 18, 2011.

The second payment of Dividends approved in the General Shareholders’ Meeting held on March 18, 2011, to holders of common and preferred shares of the Company with equity position by the end of March 18, 2011, in the amount of R$ 264,799,650.73 (two hundred and sixty four million, seven hundred and ninety nine thousand, six hundred and fifty reais and seventy three cents), in accordance to the table below:

(ii) INTEREST ON OWN CAPITAL DELIBERATED ON SEPTEMBER 13, 2011.

Payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting, held on September 13, 2011, to holders of common and preferred shares of the Company with equity position by the end of September 30, 2011, according to the Announcement published in the press on September 13, 2011, in the amount of R$1,250,000,000.00 (one billion two hundred and fifty million reais), subject to withholding tax of 15%, resulting in a net amount of R$1,062,500,000.00 (one billion sixty two million and five hundred thousand reais), according to the table below, ratified by the Notice to Shareholders held on September 30, 2011.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2011, ad referendum of the General Shareholders’ Meeting.

(iii) INTERIM DIVIDENDS DELIBERATED ON SEPTEMBER 13, 2011.

Payment of Interim Dividends deliberated in the Board of Directors’ Meeting, held on September 13, 2011, to holders of common and preferred shares of the Company with equity position by the end of September 30, 2011, according to the Announcement published in the press on September 13, 2011, in the amount of R$ 382,400,000.00 (three hundred and eighty two million, four hundred thousand reais), according to the table below, ratified by the Notice to Shareholders held on September 30, 2011.

II – INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

III– ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6,404 of December 15, 1976, Article 287, II, a).

São Paulo, October 17, 2011.

GILMAR ROBERTO PEREIRA CAMURRA

Investor Relations Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 18, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director